Exhibit 99.1

CollPlant Enriches Portfolio of rhCollagen-Based Bioinks with Launch of Collink.3DTM 50L in Powder Form

●	Company’s first bioink available in powder form provides enhanced operational flexibility to support a wide range of 3D bioprinting applications

●	Collink.3D™ 50L strengthens CollPlant’s platform of bioink solutions to biopharma and academic customers seeking animal-free alternatives with improved bio-functionality, safety and reproducibility

REHOVOT, Israel, January 3, 2023 /PRNewswire/ -- CollPlant (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative human collagen-based technologies and products for tissue regeneration and organ manufacturing, today announced the launch of Collink.3DTM 50L, a recombinant human collagen (rhCollagen)-based bioink in a powder form for use in a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

Collink.3DTM 50L, the result of a comprehensive development effort, is a tunable bioink that can be easily reconstituted to form solutions with application-specific concentrations, formulated with other components and crosslinked to form hydrogels that meet the demand for specific geometric, physical and biological properties of different 3D constructs. Collink.3D™ 50L adds to CollPlant’s growing portfolio of commercial bioinks launched over the last year, Collink.3DTM 50 and Collink.3DTM 90.

CollPlant launches Collink.3D 50L, rhCollagen-based bioink in a powder form

“We continue to innovate and support the biopharma and academia with their 3D bioprinting applications by offering a commercial bioink in powder form that improves operational flexibility, including more convenient shipment, handling and storage of the product,” said CollPlant CEO, Yehiel Tal. “Much like our other bioinks, Collink.3DTM 50L provides a state-of-the-art animal-free alternative to existing commercial bioinks, enabling high-resolution, scalable and reproduceable bioprinting of scaffolds that accurately mimic the physical properties of human tissues and organs. Our bioink platform is intended to enable our customers to streamline the process of new product development while also accelerating timelines and reducing overall costs,” added Tal.

Biofabricated constructs composed of Collink.3DTM offer superior biological performance, consistency and safety. The Collink.3D™ platform is compatible with major 3D bioprinting technologies and cell types.

More information can be found on https://bit.ly/3YTUVvN

Contact us for more details collink.3d@collplant.com

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@CollPlant.com